Progress Rail Services, Inc.
1600 Progress Drive
Albertville, AL  35950

June 21, 2006

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:                              Progress Rail Services, Inc.—Registration Statement on Form S-1, as amended
(Registration No. 333-132539)

Dear Sir/Madam:

Reference is made to the above-referenced Registration Statement S-1 filed by Progress Rail Services, Inc. (the “Company”) on March 17, 2006, as amended by Amendment No. 1 to Form S-1 filed May 2, 2006.

Pursuant to Rule 477 under the Securities Act of 1933, the Company hereby applies for the withdrawal of the Registration Statement, and requests that the Securities and Exchange Commission (“SEC”) consent to such withdrawal effective as of the date hereof. The SEC has not declared the registration effective and no securities have been sold pursuant to the Registration Statement. The Registration Statement is being withdrawn because the Company has been acquired in a transaction completed on June 19, 2006, and, as a result, no longer contemplates a sale of its common stock to the public.

The Company requests that in accordance with Rule 457(p) under the Securities Act of 1933, the registration fee of $36,915.00 made in connection with the filing of the Registration Statement be credited to the Company’s account for future use.

Please contact the undersigned if there are any questions regarding this request for withdrawal.

Very truly yours,

Progress Rail Services, Inc.

By	/s/ J. Duane Cantrell
J. Duane Cantrell
Vice President, General Counsel and Secretary